Exhibit 99.1

WORK Medical Technology Group LTD Announces Pricing of $2.9 Million Registered Direct Offering

Hangzhou, China, September 25, 2025, /PRNewswire/-- WORK Medical Technology Group LTD (NASDAQ: WOK) (the “Company”), today announced that it has entered into an agreement with several investors for the purchase and sale of 38,999,334 of the Company’s Class A ordinary share, par value $0.0005 per share (the “Shares”) (or pre-funded warrants in lieu thereof) at a purchase price of $0.075 per share in a registered direct offering (the “Offering”). The purchase price for the pre-funded warrants is identical to the purchase price for Shares, less the exercise price of $0.0005 per share.

The gross proceeds to the Company of the Offering are expected to be approximately $2.9 million. The transaction is expected to close on or about September 26, 2025, subject to the satisfaction of customary closing conditions.

Univest Securities, LLC is acting as the sole placement agent.

The Offering is being made pursuant to a shelf registration statement on Form F-3 (File No. 333-289943) previously filed by the Company and declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on September 15, 2025. A final prospectus supplement and accompanying prospectus describing the terms of the proposed Offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Univest Securities, LLC at info@univest.us, or by calling +1 (212) 343-8888.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Copies of the prospectus supplement relating to the registered direct Offering, together with the accompanying base prospectus will be filed by the Company and, upon filing, can be obtained at the SEC’s website at www.sec.gov.

About WORK Medical Technology Group LTD

WORK Medical Technology Group LTD, through its subsidiary, Work (Hangzhou) Medical Treatment Equipment Co., Ltd. and its subsidiaries in China, is a supplier of medical devices that develops and manufactures Class I and II medical devices and sells Class I and II disposable medical devices through operating subsidiaries in China. The Company has a diverse product portfolio comprising 21 products, including customized and multifunctional masks and other medical consumables. All the products have been sold in 34 provincial-level administrative regions in China, with 15 of them sold in more than 30 countries worldwide. The Company has received a number of quality-related manufacturing designations and has registered 17 products with the U.S. Food and Drug Administration allowing their products to enter the U.S. market. For more information, please visit the Company’s website: https://www.workmedtech.com/corporate.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

WORK Medical Technology Group LTD

Investor Relations Department

Email: ir@workmedtech.com